Dreyfus
U.S. Treasury
Long Term Fund

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus U.S. Treasury Long Term Fund covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Gerald E. Thunelius.

The bond market produced mixed results in 2003 as investor sentiment apparently shifted from pessimism at the start of the year toward a more optimistic outlook by year-end. As the U.S. economy gathered momentum, the more interest-rate-sensitive areas of the bond market began to retreat, and U.S. government securities finished the year with modestly positive total returns. On the other hand, the bond market's more credit-sensitive areas generally benefited from the stronger economy, producing more robust gains for corporate bonds.

While recent economic developments suggest to us that interest rates are more likely to rise in 2004 than to fall further, we continue to believe that bonds deserve a prominent place in most investors' portfolios. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF FUND PERFORMANCE

Gerald E. Thunelius, Senior Portfolio Manager

How did Dreyfus U.S. Treasury Long Term Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the fund achieved a total return of 4.47%.[1] In comparison, the fund's benchmark, the Merrill Lynch Governments, U.S. Treasury, Long-Term (10 Years and Over) Index, achieved a total return of 2.48% for the same period.[2]

We attribute the fund's performance to declining interest rates during the first half of the reporting period and heightened market volatility during the second half of the reporting period as the U.S. economy gained strength. The fund produced a higher total return than that of its benchmark primarily because of its sector allocation and security selection strategies produced favorable results in the volatile market environment.

What is the fund's investment approach?

The fund seeks to maximize total return consisting of capital appreciation and current income. As a U.S. Treasury securities fund, the fund invests in U.S. Treasury bills, notes, bonds and other securities that are issued or guaranteed by the U.S. government and its agencies or instrumentalities. The fund may also invest in options and futures and enter into repurchase agreements with securities dealers that are backed by U.S. Treasuries.

Since U.S. Treasury bills, notes and bonds are backed by the full faith and credit of the U.S. government, they are generally considered among the highest-quality investments available. By investing in these obligations, the fund seeks to maintain a high degree of credit safety. Of course, the market value of the fund's securities and the value of fund shares are not insured or guaranteed by the U.S. government. The fund generally maintains a dollar-weighted average maturity that exceeds 10 years, which can result in significant risk of principal decline, if interest rates rise sharply.

What other factors influenced the fund's performance?

The fund was influenced by changing economic conditions throughout the reporting period. During the first quarter of 2003, the fund benefited from declining interest rates in a persistently weak economy. Despite hopes that the economy would strengthen early in the year, growth remained sluggish as many consumers and businesses refrained from spending in advance of the war in Iraq. As a result, yields of U.S. Treasury securities generally declined, producing attractive levels of capital appreciation.

After it became clear in early April that major combat operations would be over quickly, investors turned their attention back to economic fundamentals. Although investors' outlooks improved, bonds generally continued to rally as rising levels of unemployment led many to believe that the Federal Reserve Board (the "Fed") would reduce short-term interest rates further. As expected, the Fed lowered rates to 1%, a 45-year low, at its meeting in late June. Anticipation of this move benefited U.S. Treasury securities, helping to drive the fund's performance at that time.

In July, however, new signs of a stronger economy rekindled inflation concerns among many investors, and bonds suffered one of the worst six-week declines in their history. Although the bond market remained volatile, long-term securities recovered much of their lost value in the second half of the year as the Fed reiterated its commitment to keeping interest rates low, and it became clearer that the economic recovery was likely to be more moderate than investors had feared.

During the first half of the reporting period, the fund benefited from its overweight position in Treasury Inflation Protected Securities (TIPS), which we believed were selling at attractive prices in the prevailing low-inflation environment. At the time, we positioned the fund's holdings of nominal U.S. Treasury securities to benefit from widening differences among yields of various maturities, a strategy that produced good results.

The fund held relatively few debt securities issued by U.S. government agencies during 2003. We generally avoided these investments because of the potential risks associated with the accounting and management irregularities uncovered at the Federal Home Loan Mortgage Corporation. However, these developments proved to have little effect on prices of U.S. government agency securities, and the fund's light exposure to the sector neither contributed to nor detracted significantly from its performance.

During the summer and fall, we reduced the fund's holdings of TIPS, locking in profits after their prices had advanced. At the same time, we repositioned the fund's holdings of nominal Treasuries in anticipation of narrower differences in yields along the maturity spectrum. We also reduced the fund's average duration, a measure of sensitivity to changing interest rates. This more defensive positioning helped the fund to partially withstand the brunt of heightened market volatility late in the year.

What is the fund's current strategy?

As of year-end, we have continued to maintain the relatively defensive posture that we established during the summer and fall. We believe that this remains a prudent strategy while investors continue to adjust to a stronger economy.

January 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch Governments, U.S. Treasury, Long-Term (10 Years and Over) Index is an unmanaged performance benchmark for Treasury securities with maturities of 10 years and over; issues in the Index must have par amounts outstanding greater than or equal to $1 billion.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus U.S. Treasury Long Term Fund and the Merrill Lynch Governments, U.S. Treasury, Long-Term (10 Years and Over) Index

Average Annual Total Returns *as of 12/31/03*

	1 Year	5 Years	10 Years
Fund	**4.47%**	**5.24%**	**6.21%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus U.S. Treasury Long Term Fund on 12/31/93 to a $10,000 investment made in the Merrill Lynch Governments, U.S. Treasury, Long-Term (10 Years and Over) Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account fees and expenses. The Index is an unmanaged performance benchmark for Treasury securities with maturities of 10 years and over; issues in the Index must have par amounts outstanding greater than or equal to $1 billion. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

December 31, 2003

Bonds and Notes—104.8%	Principal Amount ($)	Value ($)
U.S. Government Agencies—21.7%		
Federal Home Loan Banks,		
Bonds, 1.625%, 6/15/2005	21,715,000	**21,727,226**
U.S. Treasury Bonds—39.9%		
5.375%, 2/15/2031	9,629,000	10,044,588
5.5%, 8/15/2028	4,115,000 [a]	4,287,460
6.125%, 11/15/2027	3,500,000 [a]	3,947,055
7.25%, 8/15/2022	3,500,000	4,418,330
9.125%, 5/15/2018	5,900,000	8,558,894
11.25%, 2/15/2015	5,500,000 [a]	8,804,730
		40,061,057
U.S. Treasury Inflation Protection Securities—3.8%		
Coupon Strips:		
0%, 10/15/2028	300,000 [b,c]	309,694
0%, 4/15/2029	300,000 [b,c]	309,931
Principal Strips,		
0%, 4/15/2029	5,000,000 [b]	3,157,915
		3,777,540
U.S. Treasury Notes—39.4%		
3.25%, 5/31/2004	4,066,000 [d]	4,104,586
4.25%, 11/15/2013	32,383,000 [a]	32,357,417
7.5%, 2/15/2005	2,874,000	3,073,254
		39,535,257
Total Bonds and Notes		
(cost $104,066,310)		**105,101,080**

Other Investments—.8%	Shares	Value ($)
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	268,000 [e]	268,000
Dreyfus Institutional Cash Advantage Plus Fund	268,000 [e]	268,000
Dreyfus Institutional Preferred Plus Money Market Fund	268,000 [e]	268,000
Total Other Investments		
(cost $804,000)		**804,000**

Investment of Cash Collateral for Securities Loaned—23.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $23,189,366)	23,189,366 [e]	**23,189,366**
Total Investments (cost $128,059,676)	**128.7%**	**129,094,446**
Liabilities, Less Cash and Receivables	**(28.7%)**	**(28,768,946)**
Net Assets	**100.0%**	**100,325,500**

[a] All or a portion of these securities are on loan. At December 31, 2003, the total market value of the fund's securities on loan is $28,978,341 and the total market value of the collateral held by the fund is $30,043,616, consisting of cash collateral of $23,189,366 and letters of credit valued at $6,854,250.

[b] Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

[c] Notional face amount shown.

[d] Partially held by a broker as collateral for open financial futures position.

[e] Investments in affiliated money market mutual funds—See Note 3(d).

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2003

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 12/31/2003 ($)
Financial Futures Short				
90 Day Euro	373	91,613,463	September 2004	(46,390)
U.S. Treasury 2 Year Notes	67	14,341,141	March 2004	(17,192)
				(63,582)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan valued at $28,978,341)–Note 1(b)	128,059,676	129,094,446
Interest receivable		1,035,362
Receivable for shares of Beneficial Interest subscribed		18,789
Receivable for futures variation margin–Note 4		14,634
Prepaid expenses		15,709
		130,178,940
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		40,961
Cash overdraft due to Custodian		59,107
Liability for securities on loan–Note 1(b)		23,189,366
Payable for investment securities purchased		6,396,860
Payable for shares of Beneficial Interest redeemed		115,945
Accrued expenses		51,201
		29,853,440
Net Assets ($)		**100,325,500**
Composition of Net Assets ($):		
Paid-in capital		106,842,818
Accumulated undistributed investment income–net		39,597
Accumulated net realized gain (loss) on investments		(7,528,103)
Accumulated net unrealized appreciation (depreciation) on investments [including ($63,582) net unrealized (depreciation) on financial futures]		971,188
Net Assets ($)		**100,325,500**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		6,177,005
Net Asset Value, offering and redemption price per share ($)		**16.24**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Income:	
Interest	3,189,379
Cash dividends	80,740
Income from securities lending	21,883
Total Income	**3,292,002**
Expenses:	
Management fee–Note 3(a)	611,802
Shareholder servicing costs–Note 3(b)	209,231
Professional fees	50,929
Prospectus and shareholders' reports	27,841
Registration fees	24,471
Trustees' fees and expenses–Note 3(c)	19,670
Custodian fees–Note 3(b)	14,333
Loan commitment fees–Note 2	1,100
Miscellaneous	2,289
Total Expenses	**961,666**
Less–reduction in management fee due to undertaking–Note 3(a)	(145,931)
Net Expenses	**815,735**
Investment Income–Net	**2,476,267**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	5,400,263
Net realized gain (loss) on options transactions	(61,879)
Net realized gain (loss) on financial futures	(1,109,873)
Net Realized Gain (Loss)	**4,228,511**
Net unrealized appreciation (depreciation) on investments (including $248,137 net unrealized appreciation on financial futures)	(2,224,028)
Net Realized and Unrealized Gain (Loss) on Investments	**2,004,483**
Net Increase in Net Assets Resulting from Operations	**4,480,750**

See notes to financial statements.

	Year Ended December 31,	
	2003	2002
Operations ($):		
Investment income–net	2,476,267	3,781,884
Net realized gain (loss) on investments	4,228,511	2,433,729
Net unrealized appreciation (depreciation) on investments	(2,224,028)	4,836,483
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,480,750**	**11,052,096**
Dividends to Shareholders from ($):		
Investment income–net	**(4,101,146)**	**(4,789,186)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	32,721,914	42,253,165
Dividends reinvested	2,815,004	3,228,722
Cost of shares redeemed	(37,373,337)	(58,541,455)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,836,419)**	**(13,059,568)**
Total Increase (Decrease) in Net Assets	**(1,456,815)**	**(6,796,658)**
Net Assets ($):		
Beginning of Period	101,782,315	108,578,973
End of Period	**100,325,500**	**101,782,315**
Undistributed investment income–net	39,597	111,526
Capital Share Transactions (Shares):		
Shares sold	2,003,309	2,700,327
Shares issued for dividends reinvested	171,424	206,455
Shares redeemed	(2,289,269)	(3,760,751)
Net Increase (Decrease) in Shares Outstanding	**(114,536)**	**(853,969)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2003	2002	2001[a]	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	16.18	15.20	15.60	14.01	16.11
Investment Operations:					
Investment income—net	.40[b]	.56[b]	.68[b]	.82	.82
Net realized and unrealized gain (loss) on investments	.32	1.14	(.29)	1.59	(2.10)
Total from Investment Operations	.72	1.70	.39	2.41	(1.28)
Distributions:					
Dividends from investment income—net	(.66)	(.72)	(.79)	(.82)	(.82)
Net asset value, end of period	16.24	16.18	15.20	15.60	14.01
Total Return (%)	4.47	11.43	2.52	17.74	(8.14)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.80	.80	.80	.80	.80
Ratio of net investment income to average net assets	2.43	3.62	4.37	5.64	5.45
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.14	.13	.04	.20	.22
Portfolio Turnover Rate	1,618.06	1,219.47	683.08	913.52	495.51
Net Assets, end of period ($ x 1,000)	100,326	101,782	108,579	116,595	121,298

[a] *As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA and Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share by $.10, increase net realized and unrealized gain (loss) on investments per share by $.10 and decrease the ratio of net investment income to average net assets from 5.08% to 4.37%. Per share data and ratios/supplement data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus U.S. Treasury Long Term Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. Prior to January 20, 2003, the fund's investment objective was to provide investors with as high a level of current income as is consistent with the preservation of capital. On January 20, 2003, the fund's investment objective will be to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures and options) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost,

which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income

and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $349,277, accumulated capital losses $5,461,249 and unrealized appreciation $371,873. In addition, the fund had $2,130,435 of capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $4,962,645 of the carryover expires in fiscal 2007, and $498,604 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, were as follows: ordinary income $4,101,146 and $4,789,186, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the fund increased accumulated undistributed investment income-net by $1,552,950, decreased accumulated net realized gain (loss) on investments by $1,387,877 and decreased paid-in capital by $165,073. Net assets were not affected by this reclassification

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees

on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2003, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from January 1, 2003 through December 31, 2003 to reduce the management fee paid by the fund, to the extent that, if the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .80 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $145,931 during the period ended December 31, 2003.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2003, the fund was charged $103,869 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2003, the fund was charged $64,458 pursuant to the transfer agency agreement.

The fund compensates Mellon under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2003, the fund was charged $14,333 pursuant to the custody agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees are not charged to these accounts. During the period ended December 31, 2003, the fund derived $80,740 in income from these investments, which is included in dividend income in the fund's Statement of Operations.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and options, during the period ended December 31, 2003 amounted to $1,569,552,206 and $1,566,184,889, respectively.

The fund may purchase and write (sell) call/put options in order to gain exposure to or protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates. At December 31, 2003, there were no written call options outstanding.

As writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund

would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates. At December 31, 2003, there were no written put options outstanding.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2003, are set forth in the Statement of Financial Futures.

At December 31, 2003, the cost of investments for federal income tax purposes was $128,722,573; accordingly, accumulated net unrealized appreciation on investments was $371,873, consisting of $1,019,444 gross unrealized appreciation and $647,571 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus U.S. Treasury Long Term Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus U.S. Treasury Long Term Fund, including the statements of investments and financial futures as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus U.S. Treasury Long Term Fund at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 2, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For State individual income tax purposes, the fund hereby designates 84.83% of the ordinary income dividends paid during its fiscal year ended December 31, 2003 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

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Gordon J. Davis (62)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner of the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 25

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David P. Feldman (64)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

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Lynn Martin (64)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women

Other Board Memberships and Affiliations:
• SBC Communications, Inc., Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Member of the Council of Foreign Relations

No. of Portfolios for which Board Member Serves: 10

Daniel Rose (74)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 21

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Philip L. Toia (70)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 10

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Sander Vanocur (75)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President of Old Owl Communications

No. of Portfolios for which Board Member Serves: 21

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Anne Wexler (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler Group, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 29

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Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Eugene McCarthy, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

CHARLES CARDONA, Executive Vice President since November 2001.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 12 investment companies (comprised of 16 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since February 1981.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 18 investment companies (comprised of 73 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Manager since November 1992.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

For More Information

Dreyfus U.S. Treasury
Long Term Fund
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request
to info@dreyfus.com

On the Internet Information
can be viewed online or
downloaded from:

http://www.dreyfus.com

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

© 2004 Dreyfus Service Corporation   073AR1203